July 14, 2010

FILED BY EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3561

Washington, DC 20549-0305

Attn:	Theresa Messinese;
Lyn Shenk, Branch Chief

Re:	Pacer International, Inc.
File No. 000-49828
Form 10-K: For the Fiscal Year Ended December 31, 2010

Dear Ms. Messinese and Mr. Shenk:

Per my conversation on July 14, 2010 with Theresa Messinese, this letter confirms our receipt by facsimile on July 13, 2010 of a comment letter from Lyn Shenk, Branch Chief. This letter also confirms an extension of the 10 business day deadline in the letter by an additional 10 business days. Accordingly, we plan to respond no later than August 10, 2010.

Please do not hesitate to contact me at (614) 923-1987 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ John J. Hafferty
John J. Hafferty
Executive Vice President and Chief Financial Officer